[GRAPHIC OMITTED - LOGO]
                                    ABITIBI
                                  CONSOLIDATED




                           RESTRICTED SHARE UNIT PLAN





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ABITIBI-CONSOLIDATED INC.                                 RESTRICTED SHARE UNIT
                                                                           PLAN


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                               TABLE OF CONTENTS
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1.    PURPOSE.................................................................1

2.    ADMINISTRATION..........................................................1

3.    PARTICIPANTS............................................................1

4.    DEFINITIONS.............................................................1

5.    GRANT OF RESTRICTED SHARE UNITS.........................................2

6.    EARNED AWARDS...........................................................3

7.    AWARD PAYMENTS..........................................................3

8.    TERMS OF RESTRICTED SHARE UNITS.........................................3

   (A)      VESTING...........................................................3
   (B)      NON-TRANSFERABILITY...............................................3
   (C)      TERMINATION OF EMPLOYMENT.........................................3
   (D)      PAYMENT OF PLAN AWARD VALUE.......................................4

9.    CHANGES IN SHARE CAPITAL................................................4

10.   AMENDMENT...............................................................4

11.   UNFUNDED PLAN...........................................................5

12.   TERMINATION.............................................................5


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                            ABITIBI-CONSOLIDATED INC.
                           RESTRICTED SHARE UNIT PLAN
                           --------------------------


1.   PURPOSE

     The purpose of the Abitibi-Consolidated Inc. (together with its subsidiaries, the "COMPANY") Restricted Share Unit Plan (the "PLAN") is to: 1) promote a greater alignment between the interests of shareholders and key employees (Executives and high-potential / high performing Managers); 2) reward and retain key employees of the Company; and 3) link key employees' total direct compensation with the long term performance of the Company.

2.   ADMINISTRATION

     The Plan shall be administered by the Human Resources and Compensation Committee (the "COMMITTEE") of the Board of Directors (the "BOARD") of Abitibi-Consolidated Inc. or such other committee as may be designated by the Board. The Committee and the Board shall have the full and complete authority to interpret and to modify the Plan, prescribe such rules and regulations, as appropriate, and make such other determinations as it deems necessary or desirable for the administration of the Plan. All decisions and determinations of the Committee and the Board respecting the Plan shall be binding and conclusive on the Plan and the Participants (as defined herein).

3.   PARTICIPANTS

     The Committee shall, in its sole discretion, designate, from time to time, any of the key employees of the Company, as described in Section 1 hereof, (including directors but excluding directors who are not officers or salaried employees) as participants in the Plan (the "PARTICIPANTS"). The Committee may delegate to the Chief Executive Officer the authority to grant a certain number of Restricted Share Units' to high performing and/or high potential non-Executive or non-officer employees of the Company selected by the Chief Executive Officer, who shall then be treated as Participants.. No person shall be entitled to participate in the Plan and the decision as to who shall have the opportunity to participate in the Plan and the extent of the participation will, subject to the terms hereof, be made by the Committee in its sole and absolute discretion.

4.   DEFINITIONS

     For purposes of this Plan:

            (i) "CLOSING VALUE" means the closing price of a Common Share on the last trading day immediately prior to the end of the Performance Period on the principal stock exchange on which the Common Shares are traded;

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            (ii)    "COMMON  SHARES"  means the common shares in the capital of
                    Abitibi-Consolidated Inc., and includes any shares of Abitibi-Consolidated Inc. into which such shares may be
                    converted,    reclassified,    redesignated,    subdivided,
                    consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;

            (iii) "FINANCIAL PERFORMANCE CRITERION" means such corporate accounting or financial measure, ratio or calculation as may be selected on an annual basis by the Committee;

            (iv) "PERFORMANCE PERIOD" means 3 years or another period specifically established by the Committee and set out in the Grant Letter;

            (v) "PLAN AWARD VALUE" means the dollar value of the number of RSUs which vest multiplied by the Closing Value;

            (vi) "RANKING SCHEDULE" means a list of comparator companies indicating the percentage (%) of a Participant's RSU award that vests based on the number of comparator companies the Company beats in terms of the selected Financial Performance Criterion.

            (vii) "REORGANIZATION" means any (i) capital reorganization, (ii) merger, (iii) amalgamation, (iv) offer for Common Shares, which, if successful, would entitle the offeror to acquire all of the Common Shares, or (v) arrangement or other scheme of reorganization; and

            (viii) "RESTRICTED SHARE UNIT(S)" OR "RSU(S)" means a phantom unit with a value pegged to the Common Shares' actual stock price and which has time and financial performance vesting restrictions tied to it that define the portion and when any given award is actually earned by the Participant.


5.   GRANT OF RESTRICTED SHARE UNITS

     (a) At the time of the grant, the Committee shall determine the number of Restricted Share Units to be granted to each Participant and the vesting and other terms of such grant. The Chief Executive Officer shall determine the number of Restricted Share Units to be granted to each non-Executive and/or non-officer Participant.

     (b) As soon as practical after determining the grant of a Participant, the Committee shall cause a notice in writing (the "Grant Letter") to be given to the Participant. The Grant Letter shall set out the following information: (i) the number of Restricted Share Units granted to the Participant; (ii) the Ranking Schedule (which is subject to adjustment, if required, per section 6(a)); (iii) the length of the Performance Period; and (iv) any additional time vesting conditions.

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     (c)    All Restricted  Share Units granted under the Plan shall be subject to the terms and conditions of the Grant Letter as well as the terms of this Plan..

     (d) The Committee will approve a Ranking Schedule for each Performance Period.

6.   EARNED AWARDS

     (a) At the end of each Performance Period, the Committee shall determine the extent, if any, to which the Participant has earned his Restricted Share Units. Such determination will be based upon the Ranking Schedule. The Committee may modify the Financial Performance Criterion at its discretion prior to the start of any given Performance Period. The Committee may also adjust the Ranking Schedule during the term of an award should one or more of the companies become inappropriate or cease in its then current form during the Performance Period.

     (b) The number of Restricted Share Units earned by the Participant will be based upon the Ranking Schedule that is set out in the Grant Letter.

7.   AWARD PAYMENTS

     (a) At the end of each Performance Period, the value of the Participant's Restricted Share Units will be equal to the number of Restricted Share Units earned by such Participant in accordance with paragraphs 6(a) and 6(b) hereof multiplied by the Closing Value.

     (b) At the sole discretion of the Committee, the award payments will be made in cash and/or by the delivery of Common Shares purchased by the Company on the open market.

8.   TERMS OF RESTRICTED SHARE UNITS

     (a)    VESTING

     Awarded Restricted Share Units will vest in accordance with Section 6(a).

     (b)    NON-TRANSFERABILITY

     The Plan Award Value is payable only to the Participant or, in the event of his death, his heirs or other legal representatives, as hereinafter provided. A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, a Restricted Share Unit and shall not be subject to execution, attachment or similar process.

     (c)    TERMINATION OF EMPLOYMENT

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     Notwithstanding  the  foregoing  provisions  of  this  Section  8,  if the employment of any Participant shall be terminated so that he is no longer employed by the Company, his entitlement to a payment in respect of his Restricted Share Units shall be determined as follows:

            (i)     if the employment of such  Participant  shall  terminate by
            (1) the Company otherwise than for cause or (2) the Participant's retirement or 3) death or permanent disability, then the Plan Award Value with respect to such Restricted Share Units shall be paid to the Participant (or in the case of death to his heirs or other legal representatives) upon completion of the Performance Period as per the Plan on a prorated basis based on time worked during the Performance Period.

            (ii) if the employment of such Participant shall be terminated for cause or in the event the Participant voluntarily terminates his employment with the Company, then all unvested Restricted Share Units as of the date of termination of employment, shall forthwith become void and no amount shall be payable to the Participant unless otherwise determined by the Committee.

     (d)    PAYMENT OF PLAN AWARD VALUE

     The Company shall deduct any taxes that are required to be deducted by any applicable law from payments to Participants. All taxes due are the full and sole responsibility of the Participant.

9.   CHANGES IN SHARE CAPITAL

     In the event of any change in the outstanding Common Shares by reason of any stock dividend (other than an issue of shares to shareholders pursuant to their election to receive dividends in the form of shares in lieu of cash dividends declared payable in the ordinary course by
     Abitibi-Consolidated Inc.), stock split or consolidation, or Reorganization, the Committee shall make such substitution or adjustment to the terms of the Restricted Share Units as it deems appropriate including, without limiting the generality of the foregoing, appropriate provisions for the continuance or other recognition of outstanding rights under the Plan.

10.  AMENDMENT

     (a) The Committee may at any time, and from time to time, by resolution and without other formality amend the Plan in any respect, provided that no amendment shall operate to affect materially any rights already acquired by a Participant under the Plan.

            Without amending the Plan the Committee may with the consent of any Participant, approve any variation in terms of that Participant's Restricted Share Units.

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     (b)    The  cost of the  operation  of the  Plan  shall  be  borne  by the
            Company.

     (c) All notices under the Plan shall be in writing and, if to the Company, shall be delivered to the Company or sent by first class post to their respective head or registered offices for the time being, and if to a Participant, shall be delivered personally or sent by first class post to the Participant at the address which he shall give for the purpose, or failing any such address to his last known place of abode. If a notice is sent by post, service thereof shall be deemed to be effected by properly addressing, prepaying and posting a letter containing the same to such address and shall be deemed to be served forty-eight hours after such posting.

11.  UNFUNDED PLAN

     The Plan shall be unfunded. To the extent that a Participant holds any rights by virtue of a grant of Restricted Share Units such rights shall be no greater than the rights of an unsecured general creditor of the Company.

12.  TERMINATION

     The Committee may at any time terminate the Plan provided that the existing rights of Participants will not thereby be affected.



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APPENDIX 1 - SPECIAL PROVISIONS FOR SENIOR MANAGEMENT PARTICIPANTS



1- Senior Executives and officers who have Company share ownership obligations will receive the appropriate portion of their award in Common Shares until their respective holding requirements have been met.

Consequently, all or a portion of a calculated earned payment (less applicable income taxes) will be made to the Participant in the form of Common Shares which must be held by the Participant in order to comply with his stock ownership guidelines.

2- After the commencement of the Performance Period, the Committee may designate additional eligible Senior Executives as Participants in the Plan (the "Mid-Term Participants"). Mid-Term Participants' earned awards and eventual award payments will be prorated based on time worked during the Performance Period.



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APPENDIX 2 -  FINANCIAL  PERFORMANCE  CRITERION,  COMPARATOR  GROUP AND RANKING
SCHEDULE FOR GRANT



[appropriate information from HRCC approved guidelines to be inserted for each grant]






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